Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

The following is the text of an interview with Mike Wirth, Chairman and CEO of Chevron Corporation, made available by Chevron Corporation on Twitter on April 15, 2019.

Michael Wirth Interview on “Squawk Box”
CNBC
12 April 2019

Transcript:

Andrew Ross Sorkin:
We have some breaking news to bring you right now on the oil industry. A major merger this morning being announced literally as we speak. Chevron announcing it plans to acquire hydrocarbon exploration company Anadarko. Price tag: $33 billion in cash and stock. The deal will enhance Chevron's upstream operations and strengthen its position in shale, deep water, and natural gas basins. And it's going to rewrite the worlds of oil and gas this morning. Joining us right now for this breaking news deal or breaking deal I should say, exclusively Michael Wirth is with us, Chevron's CEO. So we're thrilled to have you.

Joe Kernen:
That's why he's here.

Andrew Ross Sorkin:
Literally as the news was crossing the tape. Michael sat down.

Joe Kernen:
God, he got here fast. That's amazing. Were you walking by, or?

Andrew Ross Sorkin:
We are thrilled to have you on this day, and really just want to try to understand this transaction. We should say, our understanding is that it's $65 dollars a share in cash and stock.  That by the way, that's a pretty sizable premium over where the stock traded just yesterday. So tell us how this happened.

Michael Wirth, Chevron CEO:
Well, we've been you know looking as our company has strengthened its financial position here over recent years, we're always looking to make our portfolio even stronger. So this takes a great company and makes it even better, it really plays to our strengths in shale, deep water, and natural gas. It will allow us to continue to win in any environment and deliver great value for our shareholders.

Andrew Ross Sorkin:
There has been a lot of speculation. By the way, we should say Jim Cramer has been pushing this deal for a very long time. I don't know if you have seen.

Michael Wirth, Chevron CEO:
We don't use him as an adviser, but-

Andrew Ross Sorkin:
But this was something -

Joe Kernen:
So you do want to pay him anything, I guess. It was his idea?

Andrew Ross Sorkin:
No, but this is something –

Joe Kernen:
No, I know, yeah.

Andrew Ross Sorkin:
- he said over the years that he said, Anadarko, Anadarko for Chevron.  In terms of the price tag just speak to sort of how you got to $65.

Michael Wirth, Chevron CEO:
Well, we think it's a fair price for the company. We think it's fair for Anadarko shareholders and a good price for our shareholders. This really brings together two sets of assets that fit very, very well. It creates accretive earnings, it creates accretive cash flow and will deliver over a billion dollars in synergies on the cost side, a billion dollars in capital synergies.  And we believe in it so strongly that when the deal closes, we'll actually increase our share buyback from $4 billion to $5 billion a year.

Andrew Ross Sorkin:
And that's something you're announcing as well this morning.

Michael Wirth, Chevron CEO:
That is.

Andrew Ross Sorkin:
The share repurchase. In terms just strategically –  speak to this because I think it's always a big question – the price of oil right now and how you think about that relative to this deal.

Michael Wirth, Chevron CEO:
We don't think about the price of oil today relative to the deal at all. We do these things based on a long term view of prices.

Andrew Ross Sorkin:
So when you look out and you sit with your models and say to yourself – okay, this deal makes sense under these conditions –  you say oil needs to be at what price?

Michael Wirth, Chevron CEO:
You know, we don't disclose that. We did disclose the accretion at a $60 dollar oil price, which is $10 below where we are today. But we look at a range of oil prices and we – you know, the one thing about oil prices is they never stay where they are, so you have to be prepared particularly for a low price environment for your business to be successful. And I talked about winning in any environment. Anadarko has a very low break even oil price to cover their dividend and capital spending, so does Chevron. As you put these two companies together, we’ll have a strong balance sheet, we’ll have a very low break even price and be able to compete very successfully in any price environment.

Joe Kernen:
The total with debt assumption, the enterprise value, is $50 billion for this deal, is that -

Michael Wirth, Chevron CEO:
That is correct.

Joe Kernen:
And to pay off some of the debt, maybe that you'll incur, you're going to divest 15 to 20 billion in assets. Like what, like your stuff, their stuff, combined stuff, what is it?

Michael Wirth, Chevron CEO:
Well, when you bring two companies together.

Joe Kernen:
But 15 to 20 billion by?

Michael Wirth, Chevron CEO:
15 to 20 billion over 2020-2022. So three years, and we'll high-grade our, our portfolio. This will bring together a great set of investment opportunities.

Andrew Ross Sorkin:
And you were already planning to sell some assets this year.

Michael Wirth, Chevron CEO:
We've got a program underway right now.

Andrew Ross Sorkin:
Right.

Michael Wirth, Chevron CEO:
 Of $5-10 billion dollars from 2018 to 2020, we'll up that from 2020 to 2022.

Andrew Ross Sorkin:
Interestingly though it looks like your guidance for this year is going to be on the lower end of the sale process, in terms of asset sales.

Michael Wirth, Chevron CEO:
We said we'd be $5-10 billion dollars by the end of 2020. We'll shut that program down and be into the low end of that range by the end of 2019.

Andrew Ross Sorkin:
In terms of the ability to do this, LNG has had a bit of a rough time in terms of - the reason I'm looking at that screen is trying to understand – we could probably go back a lot farther. But in terms of understanding where LNG is now and whether that price has effectively allowed you to do this.

Michael Wirth, Chevron CEO:
LNG is typically sold on long term contracts indexed to oil. And so, LNG prices actually right now, spot prices have come off considerably. Anadarko has got a great LNG project in Mozambique that they're developing. We've got a big position in Australia, position in Angola. So, this fits nicely into our portfolio. We think LNG is a good business to be in for the long term as the world continues to look for a cleaner energy mix, particularly for power generation.

Andrew Ross Sorkin:
You know, when you looked at CapEx for your company historically, people said they hadn't been investing in new stuff in the way they had frankly probably even 10 years ago. Was that in part because you were waiting to do more mergers? Is that because you wanted to give more money back to shareholders? What's the thought?

Michael Wirth, Chevron CEO:
You know, we've got a very strong portfolio that we can grow cash flow at ratable capital spending and not as strong a capital program as we had 10 years ago. So, it was a reflection of the quality of our investment opportunities. This makes those investment opportunities even better. And we'll certainly see a step up in CapEx with a larger company, but we expect to continue to maintain discipline in our capital spending and really hold capital spending at a ratable level, a billion dollars lower than what the two companies would have been doing individually prior to this transaction.

Andrew Ross Sorkin:
In terms of the Anadarko team:  who stays, who goes, what's going to happen here?

Michael Wirth, Chevron CEO:
We just announced it this morning, it's way too early to speculate about those things. What I'll tell you is, they've got great people, Chevron's got great people, and one of the things I've learned as we've had transactions in the past with Gulf, Unocal, Texaco, you sometimes underestimate how good the people are from the two companies as they come together, and I think that's one of the great things about this transaction that we're excited about.

Joe Kernen:
There aren't as many majors around, but are you the best fit for Anadarko?

Michael Wirth, Chevron CEO:
I would argue we are. Our positions in the Permian Basin are very complementary. Deepwater, Gulf of Mexico…

Joe Kernen:
No one else can come in here and get the same type of synergies, right?

Andrew Ross Sorkin:
Well that was going to be my question. Can you give a little bit of background on how this this deal came together? Was this an auction process, private auction process? How did this happen?

Joe Kernen:
We want to know everything that's happened. Everyone you've talked to, what they were offering, how you decided, everything.

Michael Wirth, Chevron CEO:
Look, we scan a lot of companies all around the world all the time, and we have done this for years and years and years, and we have companies that we like and we look for deal space, we look for when the timing is right, and we look for when we feel it's the right point to do something like this. We saw that, I think Anadarko saw that, and we've had ongoing discussions for the last few weeks.

Becky Quick:
Does timing have anything to do with where the market stands? I mean that's got to be something you considered at that point.

Michael Wirth, Chevron CEO:
You know, there has been some deal space that opened up that didn't exist previously. ENP companies have been pretty strongly valued in the market and integrated companies frankly had, had not been, and that's reversed a little bit, so that created a little more room for us to talk about a transaction. But you know, we don't really look to time these things as the primary driver of value. There's good industrial logic behind this, good synergies that can be realized in a good long-term combination that’ll create value for shareholders.

Becky Quick:
Just take a look at the market price, Anadarko shares are catching up with what this deal was, again this was a 45 percent premium at $65 a share. But you can see right now since you've been talking the shares are already up at $62.55.

Joe Kernen:
What happens if it goes it goes above $65, Andrew?

Andrew Ross Sorkin:
Well that‘ll be the question. The reason I was trying to ask you whether there was an auction scenario or something else was whether there was a possibility for somebody else to come along.

Joe Kernen:
There's not that many majors around.

Andrew Ross Sorkin:
There's not a lot, but is it, for someone else to try to top this bid and sort of how this came together in that regard?

Michael Wirth, Chevron CEO:
You know our history of doing transactions is, we've closed transactions. And when we step into a deal, we intend to close a deal. And that's the case here.

Joe Kernen:
But just remember the good old days? What was it, Gulf Oil. I think Phillips Petroleum. I mean those were, those were exciting to watch. This is for us, this is not for you. We just… because these are valuable assets, and there's not that many around.

Michael Wirth, Chevron CEO:
We think this is a great fit. We think we are the right partner for Anadarko to combine with and if you look at some of the material we'll release later today on our portfolios and where they fit together, I think we can create value here that nobody else can.

Andrew Ross Sorkin:
In terms of consolidation in the space, I'm starting to think, I'm already trying to think about the next domino to fall at least in your industry and whether your competitors are going to wake up this morning, see this news and say to themselves, guess what, we've got to get on this. Not on your transaction but actually the consolidation train. Obviously, this industry has gone through a huge amount of consolidation over many decades, but in terms of where we are now, sort of where you see the merger mania if there is going to be a merger mania in your space.

Michael Wirth, Chevron CEO:
Well I think you know, Joe, you're right, there are not many of the really large companies left. So those combinations get very difficult for a regulatory standpoint, a size standpoint. In certain parts of the industry, the Permian Basin in particular, there are a lot of small companies, and we've seen some consolidation among smaller players already, and it might not be surprising if -

Joe Kernen:
We're going to want to make a full screen of other players today once the market opens that are going up in sympathy with Anadarko. Who else – those are the big ones – I want to know the target. Who else do you think would garner some attention?

Michael Wirth, Chevron CEO:
Yeah, I don't want I don't want to speculate on who that might be. You know who the good ENP companies are.

Joe Kernen:
We've got to wait till 9:30 then to see what's up $3 and $4. Maybe we can do pre-market, but -

Becky Quick:
Is there a breakup fee?

Michael Wirth, Chevron CEO:
There is a breakup fee.

Becky Quick:
How big is it?

Michael Wirth, Chevron CEO:
That'll be disclosed when we file the merger agreement later today. But it's a sizable breakup fee.

Andrew Ross Sorkin:
And in terms of the LNG, the deepwater space. Well actually, let me ask you a different question because we hadn't gotten this piece of it, regulate, the regulatory piece because you mentioned sort of regulators were at large. Who has to approve this transaction, and what's the timing?

Michael Wirth, Chevron CEO:
Yeah, this will go through the normal regulatory process with SEC approval. There really isn't a downstream component which is where you tend to get the FTC involved. And so, we don't have marketing or refining assets coming as a part of this transaction from Anadarko and we expect that the normal regulatory approvals will be obtained in due course. I don't see any real issues there.

Joe Kernen:
No, I'm just thinking. I mean I talked to you not too long ago, and we talked about how long you've been there. I mean you've been an employee a long time, but this is the Mike Wirth deal. I mean this is your imprint on the company now. This is gonna be a long lasting – I mean it's a big deal. I'm not going to say it the way Joe Biden said it, but this is a big frickin’ deal for Chevron and for you.

Michael Wirth, Chevron CEO:
It's a big deal for our company. Our company has grown over the years through a number of these kinds of deals. I mentioned Gulf Oil going back to the 1980s, Texaco in the early 2000s, Unocal shortly thereafter. In a resource business you need to continually acquire a resource, and this is a great resource opportunity. We're acquiring over 10 billion barrels of resource at a price of less than three dollars a barrel. So, a nice resource addition. And it's in places where we have great strength in the Permian, the Gulf of Mexico, in Africa and Anadarko has done a very nice job of high grading their portfolio. We've done the same. And we think you put these two together and you've got a real powerhouse.

Andrew Ross Sorkin:
I just want to go through two other things on the release real quick. You talk about the synergies of about $2 billion. Can you just talk about where those come from?

Michael Wirth, Chevron CEO:
So, about a billion dollars of those will be cost synergies, and we have overlapping operations. We've got two headquarters. And so, they're the typical cost synergies you would expect to see in a transaction like that. You also see things in supply chain procurement. We both have helicopters and boats out in the Gulf of Mexico. So, there are efficiencies that we can realize in operations. And then I mentioned that we'll bring together the capital programs of the two companies. And typically, you can high grade that, there's some corporate capital exploration, you’ll rationalize your exploration activities, and we'll high grade the project set to do the best projects that the two companies have.

Becky Quick:
Michael, you mentioned that oil prices are about $10 above where this would be accretive right now. But if you were looking back at the first quarter, oil prices came under quite a bit of pressure, I think was more like $53-$55 a barrel for WTI at that point. That's well below what we were seeing a year ago. What's that gonna mean for your first quarter earnings too?

Michael Wirth, Chevron CEO:
Yeah. First quarter earnings will reflect the fact that oil prices were lower than they had been the fourth quarter of last year. The refining and marketing business also was under a lot of pressure in the first quarter. So, we saw a weak refining margin. So, I think across the industry, you'll probably see a down trend in earnings first quarter versus fourth quarter of last year. But certainly here at the end of the first quarter, and in the second quarter, things have strengthened.

Andrew Ross Sorkin:
It goes back a little bit to Joe's question earlier. You talk specifically about divesting $15-20 billion of assets, because I know that people will be watching thinking about what are those assets because they want to go buy those assets. Can you give us any hints in terms of what you're thinking about?

Michael Wirth, Chevron CEO:
You know it's premature. We don't really talk about those until we're in the market with them. But we've got, both companies have a good set of assets, and I think there will be attractive opportunities for things that frankly are good assets that we just may choose not to invest capital in that would draw capital from other companies. And so, we'll talk about those as we've got specific transactions that progress.

Andrew Ross Sorkin:
And then finally the increase in the share repurchase. Why pursue a share repurchase now, is it based on this news?

Michael Wirth, Chevron CEO:
Well we're repurchasing it, $4 billion dollars a year right now.

Andrew Ross Sorkin:
But go up from four to five.

Michael Wirth, Chevron CEO:
Because the deal is a good deal, and they've got strong cash flow. We've got strong cash flow from operations. You put these two companies together, we're so confident in delivering the synergies and delivering even stronger cash flow in the future that we're willing to up the share repurchase rate on close of the transaction.

Andrew Ross Sorkin:
Okay. Congratulations on the deal. They always say you congratulate the CEO usually like five years afterwards.

Michael Wirth, Chevron CEO:
I'll come back.

Andrew Ross Sorkin:
Please come back.

Joe Kernen:
Early and often.

Andrew Ross Sorkin:
Thank you for coming in. Great to have you here.

Michael Wirth, Chevron CEO:
Great to be here.

Joe Kernen:
What a coincidence walking by us.

Michael Wirth, Chevron CEO:
I thought I'd just pop in and have a cup of coffee.

###

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), the increase of Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements regarding Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Anadarko’s respective businesses; the effect of this communication on Chevron’s or Anadarko’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and capital synergies; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices; changing refining, marketing and chemicals margins; Chevron's ability to realize anticipated cost savings and expenditure reductions; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas; the inability or failure of Chevron’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond Chevron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.